Filed by LiveWire Group, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Harley-Davidson, Inc.

AEA-Bridges Impact Corp.

Commission File No.: 001-39584

Date: May 10, 2022

May 10 LiveWire Investor Day Script

1. Title

2. Intro Video

3. FLS/Disclaimer

4. Transaction Update

Hello everyone and welcome to our LiveWire presentation coming to you live from the Harley-Davidson Museum in Milwaukee.

Today we’re excited to present an update on LiveWire, the industry leading, all-electric motorcycle brand.

In December 2021, we announced a historic milestone in the LiveWire journey with LiveWire set to become the first publicly traded EV motorcycle company in the U.S. through a business combination with AEA Investors and Bridges Fund Management.

We are pleased with the progress of the transaction, which looks to complete with a listing on the New York Stock Exchange in the first half of this year.

We believe that this transaction will give LiveWire the freedom to fund new product development and accelerate its go-to-market model.

On completion, LiveWire will be able to operate as an agile and innovative public company while benefitting from the at-scale manufacturing and distribution capabilities of its strategic partners, Harley-Davidson and KYMCO.

5. Investment Highlights

Let’s turn to the investment highlights of why we believe LiveWire is such a compelling opportunity as a result of this transaction and why it is well positioned to lead in the space

1.	Rapidly Growing Market

First and foremost, this is an exciting and rapidly growing segment. Growth in demand for EV is accelerating dramatically and we believe that there is a large global market opportunity and that we are at the inflection point in the market’s development, with significant acceleration expected.

2.	Leading the transformation of motorcycling

Second, LiveWire is already the leader in EV motorcycles with a successful, leading product already in market today.

3.	Differentiated expertise in key technologies

Third, our core technology is proprietary and modular. Developed in-house, our technology creates a unique riding experience that we believe is unmatched by other EV motorcycle manufacturers. As we’ll discuss today, the work we’ve done with the Arrow architecture, has created a modular, scalable system technology that will power LiveWire’s product portfolio for years to come.

4.	Transformative go-to-market model

Fourth, our tech-forward approach extends to the way in which we interact with our customers and community. Leveraging our digital-first model, we have created a hybrid sales model combining both digital and physical retail presences, allowing customers to engage with us on their own terms and using their preferred purchasing path.

5.	Backing by World-class partners

Fifth, and importantly, LiveWire is poised for global expansion with the backing of two industry leaders, Harley-Davidson and KYMCO, bringing a competitive advantage that others can’t match – including scale manufacturing, global distribution networks and decades of technical industry experience.

6.	Product Roadmap to drive rapid growth

Sixth, benefiting from a future and tech-forward approach, LiveWire has a future product roadmap that we believe positions us to drive compelling long-term financial performance and future profitability.

7.	Mission-driven leadership team

And finally, we have built the right mission-driven leadership team to execute our vision and to take LiveWire to the next stage in its journey as a standalone company.

6. Strategic Combination

The partnership between Harley-Davidson, AEA-Bridges and KYMCO creates a unique opportunity, and I’d like to go into that a little further.

When we look specifically at the relationship between LiveWire and Harley-Davidson, there are unique benefits that will benefit both entities.

From a Livewire perspective with the agility of an EV pure play, LiveWire benefits from immediate at-scale manufacturing and global expansion expertise through the complementary capabilities of its world class partners.

Harley-Davidson will provide LiveWire access to an established supply chain, a world class dealer network of scale, technical services and access to financial and insurance products through Harley-Davidson Financial Services.

7. LiveWire Group

The LiveWire group is more than just one brand, it includes Stacyc, the leading balance bike brand for kids. Together, we believe the combination is a powerful accelerator for two-wheel EV for the future.

Bringing together the best for adults and children alike, setting the path for the future of EV.

And now I’ll handover to Ryan Morrisey, President of LiveWire.

8. STACYC Creating a Category

Thank you Jochen. I’ll start by talking about Stacyc before spending the bulk of the time on LiveWire.

Stacyc was founded by Ryan Ragland in 2016. Ryan now leads the brand as part of the LiveWire Group. He decided to focus the brand on kids, who he called the little rippers, and their families, that he called the pit crew.

He built bikes that use electric as a way to get kids riding sooner and exploring further.

If you look at the many different electric mobility products that have come to market over the past decade, Stacyc is one of the few true category creators.

While there are dozens of brands battling it out to sell electric bikes to adults, Stacyc built its brand by prioritizing kids aged 3 to 8 years old.

The company has built its foundation on two products – a 12” bike and a 16” bike. In 2016, an electric kids’ bike was almost hard to imagine for some parents. By making the bikes lightweight and low to the ground, and giving parents the ability to increase the speed as the child learns, Stacyc landed on a design that made perfect sense.

With these two bikes the company has now sold over 100k units, giving the brand an identity and growing a loyal following along the way.

We’ve reached customers with an omni-channel approach, selling direct on Stacyc.com while partnering with a strong network of brick-and-mortar retailers.

9. STACYC New Products

Last month, we introduced the next two products in the Stacyc portfolio – the 18E DRIVE and the 20EDRIVE. These are important products for the brand and a natural extension of the existing portfolio.

By taking inspiration from the track but designing specifically for kids, Stacyc is able to deliver a level of performance you wouldn’t expect from a kids bike while providing an easy on ramp for new riders.

Having been in the game for over five years, the team has evolved the designs and built the supply chain in a way that gives us a big lead over any imitators.

The Launch Edition bikes come available later this month. We’re excited to see what they do to broaden our customer base. You are going to see a group of kids upgrading as they age out of the 12s and 16s and a new group of older kids joining the Stacyc community.

10. STACYC Growth Outlook

The expanding product portfolio is one of three drivers behind Stacyc’s future growth. The 18 and 20” bikes take us from an age range of 3 to 8 years old to a range of 3 to 12 years old, with more new product in development.

Second, while the brand has a passionate and loyal following, it’s still an unknown to many families. We are actively building the brand with two types of kids.

First, what we call the Action segment – those kids that want to go big and really push the bike. Second, our Outdoor segment – those kids that want the freedom to explore their surroundings, taking their Stacyc to the park, around the neighborhood, or keeping up with their parents on a run. As a relatively new brand, there is a lot of headroom in each of these target segments.

Third, while the brand is anchored in the U.S. today, we will grow our presence in other geographies over time. We are off to a strong start in Europe with a plan to expand significantly, as well as in select markets like Australia.

Bringing these three drivers together, we are positioned for a continued acceleration in the growth of the Stacyc brand as we bring more products to more families. And, we expect that the continued growth in popularity of e-bicycles will only help spur demand.

11. LiveWire Group

From the Stacyc brand, now let’s move to motorcycles and start with the progress we’re making on our go-to-market strategy with LiveWire.

12. LiveWire GTM

We expect LiveWire riders to have high expectations not just of the product but also for how we interact with them as a customer. Motorcycles are a unique category. When people buy a LiveWire, it’s not because they need a LiveWire. It’s a lot more than transportation to the customer.

So when we apply the principles of modern retail, we need to tailor the go-to-market model to a high-dollar, highly-engineered, highly-discretionary product.

That means we need to perfect the blend of digital technologies and people expertise. Customers have high expectations of the digital experience but with such a new technology, they also want the opportunity to test the bike and to know there is a deep support capability to help them along.

We start digital first with LiveWire dotcom, giving the customer the option to configure and buy their bike online.

We match the digital experience with a physical presence through our network of retail partners, or a LiveWire experience center.

Then we support the customer and the retail network with investment into a central team of experts we call the LiveWire gurus. This team is matched to every customer and empowered to help them with every step of their journey, no matter where it takes them.

It’s the combination of all these components working together that make the experience of buying a LiveWire so unique in the motorcycle space. It gives the customer choices they can’t get anywhere else.

13. LiveWire Customers

Let’s talk about what we’re learning about those LiveWire customers.

While it’s still early days, we are beginning to see our target customer segmentation showing up in early purchases.

First, we’ve seen a broad range of ages. We’re expecting to see our average buyer coming in several years younger than a comparable ICE buyer and early indications support that.

We’re also paying close attention to our ability to attract new riders. Of course, many of our buyers are experienced riders, but the percentage of new riders should also be measurably higher than the industry average.

Finally, we are following how the customers choose to buy and seeing the kind of mix you might expect when we give the customer the option. Some follow a more traditional path, often starting by walking into a retailer.

Many are getting well down the path digitally and then moving to retail for a test ride or to complete the purchase. Some choose to stay digital only throughout, using their phone as their channel and never visiting a store.

Early purchases show a healthy fraction taking each path, reinforcing the value of offering the customer that choice. These are early indicators of exactly the kind of behaviors we’ve built the model to support, and to deliver a superior customer experience with greater efficiency.

14. LiveWire Digital First <video>

Our first point of interaction with the customer is often LiveWire dotcom. We’ve worked hard to make this property a rich experience for learning the product and understanding the brand, while also radically simplifying the purchase path.

While simple experiences are uncommon in vehicle industries, we are aiming to be right there at the top with the best of modern retail across segments. We know the importance of continually scrubbing away the friction points to build the customer’s confidence.

In the path that you see here, you’ll see the customer going from Google to order confirmation in what might be a less than 5 minute session.

15. LiveWire Experience

While the digital path is preferred by some customers, LiveWire is still a very new product and an entirely new riding experience. Many riders still haven’t had a chance to ride a LiveWire and feel what it’s like to ride a truly premium electric motorcycle.

Every time we get a rider onto a LiveWire, we create a new advocate. It’s such a different riding experience. We see long-time riders, where for decades each new bike that came to market was an improvement but a derivative of something they had rode before it. They get on a LiveWire and are blown away by how an electric powertrain completely transforms the experience.

For that reason, we look for every opportunity to bring the bike to the riders. That could be at our first experience center in Malibu. You see the photo there of our opening event that took place in February. That is an outstanding location right in the middle of some of the best riding in the world, and a great place for customers to immerse themselves in the brand.

We’ll also be meeting customers through pop-up retail in major metros, where we can quickly create an environment similar to what the customer would see in Malibu.

Or, it could be with our events team taking the show on the road to industry events or LiveWire-specific events.

16. LiveWire Retail Partners

Of course, one of the best ways to introduce the customer to a LiveWire is through our retail partner network. We are now through our first wave, having contracted over 60 of the most capable EV partners in the country, covering every major market.

Each of these partners are equipped with DC fast chargers and have built the expertise to sell and service electric motorcycles.

These partners are also working closely with our central team on many of our online to offline transactions. They are evolving their own model to meet the needs of this new type of customer, including handling home delivery for customers that choose that path.

We are now working to make sure each of these partners gets licensed for retail and gets the pipeline of inventory they need. The two-step licensing process has to be done state-by-state through the DMVs.

Overall, we’re very happy with the progress we’ve made here and the forward thinking we’ve seen out of these partners. We’ve chosen partners with leadership that is highly engaged and fully understands the importance of EV for the future of their businesses. They’ve each also established front-line experts to focus on EV and train with the LiveWire field team.

17. Sales and Service Network

That gives you an idea of the progress we’ve made in the U.S. with the retail network.

In North America, we’ll also be going to Canada in 2023, a market we’re very excited about that is growing EV sales quickly and has ambitious targets.

We’ll of course make a big push into Europe, starting with a focus on our priority countries where we know the opportunity is greatest. We see the growth they are experiencing in 4-wheel EV and are anxious to get a premium 2-wheel option in the mix.

And, we’re beginning preparations for Asia Pacific, and our short list of target markets in the region.

So, you’ll see extending the model to International markets continue to be one of our top priorities over the next 12 to 24 months. The principles of the model will be universal, adapted to the local needs of each market.

18. Expanding the Product Portfolio

From there, let’s turn to our other major growth driver, the expansion of the product portfolio.

The strategy here is straightforward. We’ve started with LiveWire ONE. This bike is a real show of force. It has energized the enthusiasts and immediately converted many skeptics. It’s showing riders what they can expect from an electric motorcycle.

We’ve built all kinds of expertise across the organization, having developed, produced and commercialized this bike. We now take that expertise and apply it to a proprietary architecture that we’ve engineered from the ground up.

We’ve chosen our System 2 platform as the first set of bikes on that new architecture.

Over five years of development of S2, we’ve continued to build that expertise and the input technologies have continued to improve. That allows us to add a set of bikes that will expand our target market with a lower price point.

And now we’re working on our S3 platform that will open up lighter applications and hit price points to make LiveWire more attainable for more riders around the world.

We believe that progression from the top down is the path to success for a premium brand in the EV space, combining our progress with a maturing market to grow the business over time.

I’ll now turn it over to Vance Strader, who heads up Technology at LiveWire, who will speak in detail about the architecture for future LiveWire products, and specifically one we’re all very excited about, the S2 platform. Vance…

Vance

19. LiveWire Arrow Architecture

Thanks, Ryan. Good afternoon everyone, it’s my pleasure today to introduce the Arrow architecture to you in detail…

For LiveWire, the first priority is a great motorcycle – one that’s lightweight, fits the rider well, is easy to handle and has great performance… while also able to be built cost effectively.

Arrow is a set of design principles and configurations that will be used across the entire future LiveWire portfolio, building upon a recently patented vehicle architecture that includes integration of the EV systems into the structure of the motorcycle with the rear suspension pivoting on the motor’s axis.

It is fully developed in-house utilizing best in class cells, electronics subcomponents, and software development practices, giving us the control and speed we need to fully optimize the riding experience, and the ability to scale and adapt to the needs of each platform and even models.

As you can see on the screen behind me, the S2 platform’s structural battery and motor have nearly eliminated the need to use a traditional motorcycle frame, in fact we’ve reduced the part count dramatically, yielding a lighter powertrain and pack architecture, and therefore a smaller, lighter motorcycle – one that’s incredibly easy to assemble.

At the heart of the Arrow architecture is the battery pack; using 21700 cylindrical cells, it was designed from the start to be both highly modular and scalable, on S2 enabling rapid development of a broad range of middleweight motorcycles to cover multiple segments and drive economies of scale. This is a key differentiator for LiveWire, where LiveWire ONE was conceived as a single motorcycle, today we have a platform.

Additionally, the proprietary power electronics integrate the inverter/motor-controller and onboard charger for optimum system efficiency and vehicle integration. Less parts, less packaging space, and again an efficiency has been created that allows our designers and engineers to then think application and form in a variety of approaches due to the adaptability of Arrow.

As I’ve described it, the Arrow architecture is modular, and we plan for it to be scaled down for the S3 platform, then up for S1, with optimized performance, charging, range, and size for each platform plus ongoing refinements in system efficiency and cost with every new introduction. And each will utilize common design and manufacturing concepts for shortened development times, reduced investment through equipment reuse, and economies of scale.

20. LiveWire Connected Customer Experience

Beyond the introduction of the new Arrow Architecture, we’re also reimagining the connected experience for our portfolio starting with the S2 platform. Again, by bringing the expertise in-house, we’re developing class-leading experiences for our riders.

The full-color LED display and all-new app provide a fresh interface to the LiveWire experience.

Multiple ride modes allow the rider to customize the motorcycle’s character to their preferences with Road, Sport, Rain, and Range/Eco modes as well as Custom which allows further fine-tuning of power delivery and regenerative braking.

LiveWire’s new state-of-the-art cloud-native Telematics system uses the latest technologies and is fast, scalable, secure, and economical to operate on a global basis.

It provides riders with unobtrusive and intuitive remote monitoring, diagnostics, charge-planning, and analytics while also equipping dealers and Gurus with unprecedented capabilities to support those riders, even while on the road, through a new generation of always-online diagnostics tools.

The benefit of Over The Air (or OTA) is the unlock regarding product and experience updates to the motorcycle and its performance, range, and life, as well as valuable new features and functions through its ability to update all vehicle controllers’ software including battery management, EV powertrain, onboard charger, anti-lock braking, hand controls, instrument/display, telematics, and all the other low-voltage electronics.

Moving from motorcycle to an experience more akin to leading consumer electronics, the S2 riding and ownership experience will continue to get better over time.

21. LiveWire World Class Partners

Bringing it back to the beginning of today’s presentation, Jochen discussed the advantage of LiveWire’s asset light model, and the manner in which we selectively use the best assets and opportunities Harley-Davidson can provide; so I’d like to detail that a bit more for all of you.

H-D’s Wisconsin Product Development Center’s labs cover 3 acres and are staffed by 130 test engineers and technicians supporting critical development testing across battery, powertrain, electrical systems, vehicle/system/component structures, materials engineering, sound, calibration, prototyping and vehicle build. We use these world-class facilities, equipment, and talented employees where necessary to keep LiveWire staff focused on the path ahead.

Leveraging H-D’s hundreds of millions of dollars of investment in test equipment and facilities provides significant competitive advantage, including labs like the 2.8M pound room-within-a-room Indoor Pass-by Chamber, floating on 61 pneumatic isolators in 5 self-leveling zones – used for rapid and super-consistent regulatory pass-by sound and sound quality development. This was the property in which we’ve developed LiveWire ONE’s signature sound, and where we’re now developing the next LiveWire’s sound.

Similarly, supplementing LiveWire’s capabilities with H-D’s industry-leading simulation allows for world-class predictive design optimization and verification across structural, thermal, fluid, vehicle dynamics, aerodynamics, vehicle impact, and manufacturing disciplines—enabling LiveWire to move large portions of its product development from the physical to the virtual world, saving time and money, eliminating entire prototype & test cycles.

Harley-Davidson’s proving grounds in Yucca Arizona and Naples Florida, support year-round vehicle development and durability testing replicating all types of LiveWire-specific use cases and abuse, with dedicated labs and 56 miles of on and off-road courses covering more than 4,000 acres to ensure high quality, reliable operation for LiveWire customers.

LiveWire’s supply chain leverages many longstanding Harley-Davidson partners and is quickly growing to include additional suppliers with capabilities that are critical to the needs of EV and LiveWire’s unique customer experience and business model. The Harley connection gives us a “foot in the door” that many true startups might struggle to ever achieve.

The new LiveWire powertrains are manufactured and assembled with the same precision as more than 200,000+ engines per year in H-D’s Wisconsin Powertrain Operations – with bare cells, castings, electronics and subcomponents coming in at one end and complete certified powertrains out the other.

In the future, KYMCO manufacturing and supply chain will offer enhanced scale and regional footprint to support high-quality vehicle and EV systems manufacturing at competitive costs.

And last but certainly not least, LiveWire Vehicle Assembly is done on a dedicated line in H-D’s York, Pennsylvania operations, where skilled craftsmen deliver high quality and fit and finish with every LiveWire motorcycle.

We believe the sum of these actions, and use of the best services from Harley-Davidson provides a competitive advantage for LiveWire.

Our strategic ambition for the Arrow architecture, and LiveWire, is simple; create a soulful and exciting riding experience across many platforms and products, while remaining as efficient and agile as possible.

And Now I’ll hand over to Gina Goetter, acting CFO at LiveWire.

Gina

22. Growth Trajectory

Thank you, Vance.

•	We have big plans for the LiveWire business and are excited with our opportunities for growth.

•	In 2021 we delivered almost 500 units and $36 million dollars of revenue and we remain committed to driving significant unit and revenue growth over the next five years.

•	As you heard the team talk about, there are really four main factors that help us accelerate up the curve

•	First, it starts with the product and expanding our portfolio from our current one model, one price offering, to several models at varying price points.

•	Next, it’s about international market expansion and moving outside of the U.S. with distribution planned for EMEA and APAC starting in 2023.

•	Third, we will continue to expand our retail network within each priority geography leveraging a blended go-to-market strategy

•	And finally, we will leverage our strategic partnerships with Harley & KYMCO to provide additional manufacturing expertise to expand our product offering further.

•

We are four months into the fiscal year and we remain on track to deliver our 2022 guidance. Year-to-date we have shipped about 125 LiveWire units, with units gaining momentum as we enter into riding season and continue to expand our retail footprint in the U.S.

•	Total Revenue and Operating Income remains on-track with our initial guidance.

•

As we look to grow the business this year, we remain very mindful of the current business environment and remain flexible as we navigate the same supply chain and cost challenges impacting broader Harley-Davidson.

•	This includes appropriately managing our costs and taking offsetting action when needed

•	And, it also includes managing part shortages and shipping challenges, which LiveWire is also exposed to

•	We’re building a great team, we are picking up momentum in the market, and as you’ve heard us all say… it starts with the product.

•	And with that, I’ll turn it back over to Jochen. Ryan, why don’t you join us too?

23. S2 Del Mar

Thank you, Gina.

And now I’d like to take a look to the future. Building on the success of LiveWire ONE, we are taking that electric focus and ambition of the LiveWire brand to the next level.

Today marks the beginning of the new era for LiveWire with the introduction of our first product on the industry redefining ARROW platform.

Inspired by the lineage of Harley-Davidson, and offering an experience that is distinctively LiveWire, I’m excited to introduce the S2 Del Mar Launch Edition.

24. S2 Del Mar Launch Edition <video>

<dim the lights>

<play the video>

<curtain drop>

<applause>

25. S2 Del Mar Launch Edition

Thank you everyone!

What you see in front of you today is the S2 Del Mar Launch Edition, a limited version of Del Mar that we’ll only produce 100 of. They will be built to order based on the color selection of our customers, and each will be numbered.

Each Launch Edition will feature a (highly desirable) custom paint job that requires 5 days to create, and a special wheelset, neither of which will be available on the production version of Del Mar.

The Del Mar experience is one of performance, exhilarating acceleration, and agility due to its light weight and short wheelbase. As you can see, we’re targeting a 430-pound weight, with a zero to 60 time under 3.5 seconds.

The Launch Edition will have a MSRP of $17,699 and is scheduled to deliver in the spring of 2023.

Reservations for the Launch Edition opened online just now, and this evening in LA we’ll be hosting an event providing our growing community there the opportunity to see the bike and place reservations while working directly with our team.

26. S2 Del Mar Launch Edition

As for the production version of Del Mar, we are targeting delivery in the US and Europe in the spring of 2023, with a targeted price of $15,000 USD. Featuring the same targets for performance, range, and weight.

We can’t wait for riders to experience the bike.

This presentation (together with oral statements made in connection herewith, the “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between AEA-Bridges Impact Corp. (“ABIC”), LiveWire Group, Inc. (“HoldCo”), LV EV Merger Sub, Inc., Harley-Davidson, Inc. (“H-D”) and LiveWire, EV, LLC (“LiveWire”). By accepting this Presentation, you acknowledge and agree that all of the information contained herein or disclosed orally during this Presentation is confidential, that you will not distribute, reproduce, disclose and use such information for any purpose other than for the purpose of your firm’s participation in the potential financing, that you will not distribute, reproduce, disclosure or use such information in any way detrimental to LiveWire, HoldCo, H-D or ABIC, and that you will return to LiveWire, HoldCo, H-D or ABIC, delete or destroy this Presentation upon request.

You are also being advised that the United States securities laws restrict persons with material non-public information about a company obtained directly or indirectly from that company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities on the basis of such information.

The information contained herein does not purport to be all-inclusive and none of LiveWire, HoldCo, H-D or ABIC nor any of their respective subsidiaries, stockholders, shareholders, affiliates, representatives, control persons, partners, directors, officers, employees, advisers or agents make any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The reader shall not rely upon any statement, representation or warranty made by any other person, firm or corporation in making its investment or decision to invest in HoldCo. To the fullest extent permitted by law, in no circumstances will LiveWire, HoldCo, H-D or ABIC, or any of their respective subsidiaries, stockholders, shareholders, affiliates, representatives, control persons, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of HoldCo, the potential financing or the Business Combination. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs.

Use of Data

Certain information contained in this Presentation relates to or is based on studies, publications, surveys and LiveWire’s own internal estimates and research. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while LiveWire believes its internal research is reliable, such research has not been verified by any independent source and none of LiveWire, HoldCo, H-D or ABIC, nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives make any representation or warranty with respect to the accuracy of such information.

Forward-Looking Statements

Certain statements in this Presentation may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning H-D’s, LiveWire’s or ABIC’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the Business Combination will generate returns for shareholders. These forward-looking statements are based on H-D’s, LiveWire’s or ABIC’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside H-D’s, LiveWire’s or ABIC’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (b) the outcome of any legal proceedings that may be instituted against H-D, LiveWire, ABIC or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (c) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of ABIC, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (d) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (e) the ability to meet the applicable stock exchange listing standards following the consummation of the Business Combination; (f) the inability to complete the private placement transactions or the backstop facility contemplated by the Business Combination Agreement and related agreements, as applicable; (g) the risk that the Business Combination disrupts current plans and operations of LiveWire or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (h) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of LiveWire to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (i) costs related to the Business Combination; (j) changes in applicable laws or regulations, including legal or regulatory developments (including, without limitation, accounting considerations) which could result in the need for ABIC to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of ABIC’s securities and the attractiveness of the Business Combination to investors; (k) the possibility that H-D, LiveWire and ABIC may be adversely affected by other economic, business, and/or competitive factors; (l) Harley-Davidson’s ability to execute its business plans and strategies, including The Hardwire; (m) LiveWire’s estimates of expenses and profitability and (n) other risks and uncertainties indicated from time to time in the final prospectus of ABIC, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by HoldCo or ABIC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and H-D, LiveWire, HoldCo and ABIC assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither H-D, LiveWire, HoldCo nor ABIC gives any assurance that either LiveWire or ABIC will achieve its expectations.

Use of Projections

This Presentation contains projected financial information with respect to LiveWire. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” paragraph above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither ABIC’s nor LiveWire’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. In preparing and making certain forward-looking statements contained in this presentation, LiveWire and ABIC made a number of economic, market and operational assumptions. LiveWire cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty.

Additional Information

In connection with the Business Combination, HoldCo and ABIC have filed on February 7, 2022 a registration statement on Form S-4 (File No. 333-262573) (as may be amended from time to time, the “Registration Statement”) as co- registrants that includes a preliminary proxy statement/prospectus of ABIC and a preliminary prospectus of HoldCo, and after the Registration Statement is declared effective, ABIC will mail a definitive proxy statement/prospectus relating to the Business Combination to ABIC’s shareholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of ABIC’s shareholders to be held to approve the Business Combination (and related matters). This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. ABIC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about the LiveWire, HoldCo, ABIC and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of ABIC as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: AEA-Bridges Impact Corp., PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102 Cayman Islands.

Financial Information

The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the Registration Statement to be filed by ABIC, HoldCo and LiveWire with the SEC.

Participants in the Solicitation

ABIC, HoldCo and LiveWire and their respective directors and executive officers may be deemed participants in the solicitation of proxies from ABIC’s shareholders with respect to the proposed Business Combination. A list of the names of ABIC’s directors and executive officers and a description of their interests in ABIC is contained in ABIC’s final prospectus relating to its initial public offering, dated October 5, 2020, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to AEA-Bridges Impact Corp., PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102 Cayman Islands. Additional information regarding the interests of the participants in the solicitation of proxies from ABIC’s shareholders with respect to the proposed Business Combination will be contained in the proxy statement/prospectus for the proposed Business Combination when available.

No Offer or Solicitation

This Presentation shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities (the “Securities”) will not be registered under the Securities Act, and will be offered as a private placement to a limited number of “accredited investors” as defined in Rule 501(a) (1), (2), (3), (5) or (7) under the Securities Act and “Institutional Accounts” as defined in FINRA Rule 4512(c). Accordingly, the Securities must continue to be held unless a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. Neither HoldCo nor ABIC is making an offer of the Securities in any state where the offer is not permitted. NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE.

Trademarks and Trade Names

H-D, LiveWire and ABIC own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with HoldCo, LiveWire, H-D and ABIC, or an endorsement or sponsorship by or of HoldCo, LiveWire or ABIC. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that HoldCo, LiveWire or ABIC will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.